UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 18, 2015

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

On September 22, 2015, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing the declaration of Navios Holdings’ quarterly dividend for the third quarter 2015 on its Series G and Series H Preferred Stock. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference. The information contained in this press release is hereby incorporated by reference into the Navios Holdings Registration Statements on Form F-3, File No. 333-189231 and on Forms S-8, File No. 333-202141 and File No. 333-147186.

On June 23, 2015, Navios Holdings issued a press release announcing the declaration of Navios Holdings’ quarterly dividend for the second quarter 2015 on its Series G and Series H Preferred Stock. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference. The information contained in this press release is hereby incorporated by reference into the Navios Holdings Registration Statements on Form F-3, File No. 333-189231 and on Forms S-8, File No. 333-202141 and File No. 333-147186.

On June 10, 2015, Navios Holdings, Navios Maritime Acquisition Corporation and Navios Maritime Partners L.P. issued a press release announcing the formation of Navios Europe (II) Inc. and closing of a transaction for the acquisition of 14 vessels from debtors of HSH Nordbank AG. A copy of the press release is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: November 18, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated September 22, 2015: Navios Maritime Holdings Inc. Declares Quarterly Dividend of $0.546875 per American Depositary Share on Its Series G Preferred Stock; Quarterly Dividend of $0.5390625 per American Depositary Shares on Its Series H Preferred Stock

99.2	Press release, dated June 23, 2015: Navios Maritime Holdings Inc. Declares Quarterly Dividend of $0.546875 per American Depositary Share on Its Series G Preferred Stock; Quarterly Dividend of $0.5390625 per American Depositary Shares on Its Series H Preferred Stock

99.3	Press release, dated June 10, 2015: Navios Group Closes Second Transaction with HSH Nordbank AG